OCEAN BIO-CHEM, INC.
                                4041 SW 47 AVENUE
                         FORT LAUDERDALE, FLORIDA 33314
                                 (954) 587-6280


July 17, 2006


Mr. Rufus Decker
Accounting Branch Manager
United State Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

                             RE:  OCEAN BIO-CHEM, INC.
                                  Form 10-K for the year ended December 31, 2005 File No. 0-11102
                                  Your letter of July 7, 2006

Dear Mr. Decker:

     This letter is being written in response to the United States Securities and Exchange Commission's ("Commission") correspondence of July 7, 2006 relating to our filing on Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006. The numbers used in our responses refer to those item numbers contained in the aforementioned Commission correspondence.

     2. We have read your comments and in order to further clarify our position, we offer the following explanation. Leasehold improvements represent modifications to the building we lease from an entity 50% owned by each of Messrs. Peter G. Dornau and Jeffrey J. Tieger, our President and Vice President
- Advertising, respectively. The Company has operated in this facility since it was constructed and anticipates that it will do so in all foreseeable periods. The current lease term matures during May, 2008 and we anticipate that the Company will exercise its option for an additional ten years at that time. Our amortization period of the underlying improvements is over a period that is the shorter of the useful life of the assets or the lease period (including intended renewals). Accordingly, it is our belief that our amortization of leasehold improvements is consistent with prevailing accounting standards.

     3. We have made a computation of the value of the warrants associated with the Subordinated Revolving Note Payable to Mr. Dornau and Affiliates. Such computation is presented below. The computation suggests an allocation aggregating $310,898 reducing the gross notes payable and increasing Additional Paid-in Capital. Except for the non-recognition of amortization of the note discount during the fourth quarter of 2005(which we believe not to be material), such allocation is a reclassification of balances that does not alter the balance sheet footings. Accordingly, it represents a reclassification that will be made in our financial statements contained in prospective filings with the Commission utilizing the accepted language "certain items in the accompanying consolidated financial statements for the years ended December 31, 2005 have been reclassified to conform with the 2006 presentation."

Mr. Rufus Decker
July 17, 2006


                              Ocean Bio-Chem, Inc.
        Revolving Subordinated Notes Payable - Peter Dornau & Affiliates
                Value of Warrants using the Black-Scholes Formula


Warrant Issue Date                                 12/6/05              10/18/05
Prior day closing Stock Value                        $0.76                 $1.05
Exercise Price                                       0.836                 1.133

Interest Rate (risk free) (1)                         4.5%                  4.5%
Dividend Rate                                         0.0%                  0.0%
Years until Expiration                             5 Years               5 Years
Annual Standard Deviation of Stock Returns          33.56%                33.56%


Black-Scholes Value per Share                        $0.26                 $0.36

Number of Shares                                   500,000               500,000

Value of Warrants issued                      $ 128,976.00          $ 181,922.00
Warrant Holders


1 Approximate 5-year T-Bond Rate


     4. We have read your comments relating to the modification to those certain stock options granted to Messrs. Dornau and Tieger in conjunction with a loan granted to the Company by an entity in which they are each 50% co-shareholders. The compensation cost at associated with such stock option modification was computed to aggregate $221,897 and will be amortized over the remaining life of the underlying options and be included in our disclosed pre-adoption of FASB 123(R) pro-forma compensation cost in prospective filings with the Commission, where appropriate.

     5. We have read your comments relative to our Controls and Procedures disclosures as contained on page 11 of Form 10-Q for the quarter ended March 31, 2006. Our disclosures in prospective filings with the Commission will clearly indicate our conclusion as to whether our control and procedures are effective or ineffective..


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

Mr. Rufus Decker
July 17, 2006


     As stated in our initial response, dated May 19, 2006, we are prepared to file an amended Form 10-K filing for the year ended December 31, 2005 including the corrected Commission file number, revised report from our Independent Auditors and revised certifying officers' certificates. We will make the other changes, where applicable, in prospective filings with the Commission subject to your response to our above comments.

Very truly yours,

/S/ PETER G. DORNAU

Peter G. Dornau
President and Chief Executive Officer

































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